Exhibit 99.6

Partner E-Mail

EMAIL SUBJECT: OpSec Plans for Public Listing on Nasdaq

Dear XYZ,

As you may be aware, we recently announced our acquisition of Zacco, a leading provider of IP management services. This marks an important step in the evolution of OpSec from our origins in physical product authentication and, more recently, the protection of brand identity, reputation, and content online. Extending the value we can now bring, the combined business will offer full lifecycle IP and brand optimization, monetization, and protection solutions to some of the world’s leading brands.

As one of those valued existing customers, we wanted to take a moment to provide you with a further update on our business. Today, as you may have already seen, we are thrilled to announce a remarkable milestone for OpSec, as we plan to go public and list our stock on Nasdaq. This milestone is essentially an initial public offering (IPO), accomplished through a special purpose acquisition company (SPAC), Investcorp Europe Acquisition Corp I (NASDAQ: IVCB).

Because Investcorp Europe Acquisition Corp I is already publicly traded, OpSec will become a public company when the deal completes, later this year. We will continue to operate under our OpSec and Zacco brands and there will be no meaningful changes to the team or how we do business.

This event provides access to financial and other resources, as well as increased visibility as a public company, to strengthen our business and commitment to industry leadership and innovation for our clients. We are incredibly energized to kick off the next chapter in an ever more exciting journey.

Thank you sincerely for the part that you have played in getting us to this point, and we look forward to continuing our collaboration with you. For more information, you can view a press release on this announcement here. Please don’t hesitate to reach out with any questions.

Best,

Dr. Selva Selvaratnam

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